FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 1, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 1, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 30 September 2004 under a Single Company ISA at a price of (pound)12.19 per Ordinary Share:

Mr J D Coombe                                                               4

Mrs G A Coombe                                                              4
  (wife of Mr J D Coombe)

Sir Peter Job                                                               6


The Company and Directors were advised of this information on 1 October 2004.




S M Bicknell
Company Secretary

1 October 2004

                               Directors Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.20 per Ordinary Share on 30 September 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe          Acquisition of 5 Ordinary Shares under the Dividend
                       Reinvestment element of the Plan

Mr Coombe and the Company were advised of this information on 1 October 2004.



S M Bicknell
Company Secretary

1 October 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 1 October 2004, that as a result of a movement in the fund on 30 September 2004, the number of Ordinary Share ADRs held by the fund had changed from 19,099,769 to 19,031,468 at an average price of $43.03.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

1 October 2004

30 September 2004

                               GlaxoSmithKline plc


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 525,000 of its Ordinary shares of 25 pence each ("shares") on 30 September 2004 at a price of 1210.67 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 48,553,000 of its shares in Treasury and has 5,886,720,490 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 October 2004, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 July to 30 September 2004, as listed below.

Non Executive Director               Ordinary Shares        American Depository
                                                                    Shares (ADS)
Sir Christopher Hogg                      1,500
Sir Christopher Gent                    1254.88009
Mr Lawrence Culp                                                    125
Mr Crispin Davis                           250
Sir Peter Job                              250
Sir Deryck Maughan                                                  125
Sir Ian Prosser                            250
Dr Ronaldo Schmitz                         250
Dr Lucy Shapiro                                                     125
Sir Robert Wilson                          250

At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 July to 30 September 2004, as listed below.

Non Executive Director               Ordinary Shares        American Depositary
                                                                  Shares
                                                                   (ADS)

Sir Christopher Hogg                    3,137.2002
Mr Lawrence Culp                                                  412.5602
Mr Crispin Davis                         941.1601
Sir Peter Job                            941.1601
Sir Deryck Maughan                                                548.5691
Sir Ian Prosser                           470.58
Dr Ronaldo Schmitz                       460.1227

The Company and the directors were informed of these allocations on 1 October 2004.


S M Bicknell
Company Secretary
1 October 2004